NOTICE OF CHANGE OF AUDITOR

TO:	McGovern Hurley LLP
TO:	MNP LLP
TO:	Ontario Securities Commission
AND TO:	British Columbia Securities Commission
AND TO:	Nova Scotia Securities Commission

Dear Sirs/Mesdames:

Re:	FSD Pharma Inc. – Change of Auditor

This letter constitutes notice, pursuant to Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators ("NI 51-102"), that MNP LLP (the "Successor Auditor") has been appointed the auditor of FSD Pharma Inc. ("FSD").

FSD advises as follows:

(a) McGovern Hurley LLP (the "Former Auditor") resigned as auditor of FSD effective November 19, 2019 at the request of FSD.

(b) The Audit Committee and Board of Directors of FSD have considered the resignation of the Former Auditor and have considered and approved the appointment of the Successor Auditor.

(c) The Former Auditor's reports for FSD's most recently completed fiscal year, namely the fiscal year ended December 31, 2018, did not express a modified opinion.

(d) There are no reportable events (as defined in NI 51-102).

DATED this 29th day of November, 2019.

FSD PHARMA INC.

Per:	(s) "Raza Bokhari"
Name: Raza Bokhari
Title: Executive Co-Chairman
and Chief Executive Officer